United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Form 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-10489

Centennial Bancorp
(Exact name of registrant as specified in its charter)

Benjamin Franklin Plaza, One SW Columbia Street, Suite 900
Portland, Oregon 97258
(503) 973-5556
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[X]	Rule12h- 3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Centennial Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
:Date: November 15, 2002	By:/s/Ted R. Winnowski
Ted R. Winnowski, President & Chief Executive Officer